

Annual Report 2003


TEN CO

CONTENTS

MISSION STATEMENT

Our mission is to increase shareholder value by achieving growth in the volume and value of our proven reserves by systematically developing those reserves and maximizing revenue from our pipeline assets. Increased proven producing reserves lead to increased oil and gas sales, increasing cash flow and earnings, and increased shareholder value.

FIVE YEAR FINANCIAL HIGHLIGHTS

	2002	2001	2000	1999	1998
Oil & Gas Revenues	$5,437,723	$6,656,758	$5,241,076	$3,017,252	$2,078,101
Net Loss Attributable to Common Shareholders	($3,661,344)	(2,653,970)	(1,799,441)	(2,791,270)	(3,083,638)
Net Loss Attributable to Per Common Share	($0.33)	(0.26)	(0.19)	(0.33)	(0.42)
Total Assets	$32,584,391	$32,128,245	$25,224,724	$15,182,712	$13,525,777
Total Shareholder Equity	$14,210,623	$14,991,847	$10,864,202	$7,453,930	$7,245,090

Tengasco is a vertically integrated energy company involved in oil and natural gas exploration and production, pipeline construction and other energy services. Tengasco owns leases in over 42,000 acres in Tennessee and 32,000 acres in Kansas.

Founded in 1995 and headquartered in Knoxville, Tennessee, Tengasco employs approximately 20 people. Tengasco stock trades on the American Stock Exchange under the symbol TGC. For the most current Tengasco information, visit the company's website at www.tengasco.com.


TEN CO



Richard T. Williams
Chief Executive Officer

Work more...

To Our Shareholders, Investors, and Employees,

Allow me to reintroduce you to Tengasco, under new management and determined to seize the opportunity to develop a successful oil and natural gas production company in the Appalachian Overthrust of East Tennessee.

Henry Ford said, "You can't build your reputation on what you are going to do." When Mr. Steve Akos, a new member of our Board since March, asked me what I intended to do differently from former management, with Mr. Ford's words in mind, I replied "work more, talk less."

A number of other problems were clear to me back in December, before I agreed to join the company on a full-time basis. We have additional gas prospects in East Tennessee and a good oil field in Kansas, but there were no clear plans to drill them. We have numerous customers, including Eastman and BAE Systems in Kingsport, but no clear plan for delivering additional gas to them either from our own field or other sources. We have our 65-mile pipeline finished, working, and ready to do even more, but no clear plan for making it generate other additional revenue for the company. There appeared to be numerous ways to significantly reduce costs in almost every area of the company's operations but these opportunities had not yet been implemented.

My first act as CEO was to cancel all company credit cards, and thereby send a message to every employee. "If you believe the company needs something, put it on your personal credit card, spend your own money first, before we spend our investors' money." Canceling the credit cards was a small step, and only the first of many we have taken to get costs under control.

As I write this letter, I am not yet satisfied that we are where we need to be, but I am satisfied that every employee remaining in the company has his or her attention 100% focused on producing results for our shareholders. Still, I intend to keep Mr. Ford's words in mind, and instead of telling you what we are going to do, I want you to see for yourself what we have already achieved. I have included a copy of our 10-Q for the first quarter of 2003 in your envelope, and I invite you to compare our 2003 financials to the first quarter of 2002, or to any quarter in the history of the company. You will see that for only the second time in the history of the company and the first time since the third quarter of 2001, our earnings before income taxes, depreciation and amortization (EBITDA) are positive.

Talk Less.

As part of the change in the company's management and direction at the beginning of 2003, I especially note that we are very pleased to have Dr. John Clendening back on our Board of Directors. His departure from the company in 2001 was only one of several problems that we have undertaken to solve. Dr. Clendening was a key member of the pioneering Amoco team that drilled the Paul Reed #1 discovery well in our Swan Creek field. He has always been among the strongest proponents of the commercial feasibility of drilling gas wells in East Tennessee.

When Sheila Sloan, a long-time Tengasco employee and familiar to many of you as the cheerful voice who answers our phones, asked me where we would hold our shareholders' meeting this year, my decision was obvious – Manhattan. Communicating with shareholders isn't easy these days. In the first place, we must deal with the regulatory climate. Although we strive like every public company to keep our shareholders informed of the company's activities, if I were to talk to any of you on an individual basis, I am prevented under Rule FD from revealing any of the interesting details about what we are doing. It is my intention, however, that by meeting in Manhattan we will provide an opportunity for the maximum number of shareholders to meet the new management team, to discuss our vision for the company, and to learn of our plans for carrying Tengasco forward to a prosperous future.

We look forward to seeing many of you in New York for this year's annual meeting of the shareholders. We also look forward to continuing what we have now started, combining the best of the old vision with a realistic approach to making our new vision for the company a reality.



Richard T. Williams
Chief Executive Officer


TENGASCO SWAN CREEK FIELD — TOP OF KNOX STRUCTURE

Tengasco, Inc. Officers are: (L to R) Shelia F. Sloan, Treasurer; Jeffrey R. Bailey, President; Richard T. Williams (standing), Chief Executive Officer; Cary V. Sorensen, General Counsel and Secretary; and Mark A. Ruth, Chief Financial Officer.

OVERVIEW

The mission of the new management team at Tengasco is to increase shareholder value by developing our oil and gas reserves, and to maximize revenues from the assets of its Tengasco Pipeline Corporation subsidiary.

The company's long anticipated breakout did not materialize in 2002. Instead, the company found itself embroiled in major lawsuits with contractors and its primary lender. Consequently, scant resources were available to develop the company's properties in Tennessee and Kansas. The Kansas properties continued to generate substantial steady income for the company, but additional locations for new oil wells, identified with the aid of 3D seismic data, could not be drilled. The gas production declines in the company's Swan Creek field in Tennessee during 2002 were the inevitable result of the inability of the company to drill additional wells, and replace the normal and expected decline in production from the existing wells.

Apart from the high costs of litigation, general and administrative expenses remained excessive throughout 2002, in comparison to other expenses and to revenues. These problems, combined with the absence of an effective plan for resolving them, triggered changes in senior management, beginning late in 2002 with the resignation of Chairman of the Board Benton Becker. Subsequently, Malcolm Ratliff, who had served as CEO since 1998 resigned from that position in February 2003, and a month later he resigned from his position on the Board of Directors.

Joe Armstrong was elected Chairman of the Board replacing Mr. Becker, and Dr. Richard Williams, who had been recruited from The University of Tennessee in January in anticipation of Mr. Ratliff's resignation, was elected to the position of Chief Executive Officer on February 3. Jeff Bailey, who had joined the company in 2002 as Chief Geological Engineer, was elected President in July, and remains in that position.

The company's bylaws authorize up to 10 members of the Board. Four vacancies on the Board of Directors were filled in March 2003. The newly elected Directors were Mr. Bailey, Steve Akos, Robert Devereux, and Dr. John Clendening. John Clendening had previously been a Vice President and member of the Board, but left the company in mid-2001.

Under the new leadership of Dr. Williams, the company's corporate investment and development strategy has been refocused on increasing shareholder value. The essential elements of the new management philosophy are the development of additional natural gas reserves in Tennessee, the creation of new strategies to grow the revenues from the completed Tennessee pipeline system, the maximization of revenues from the Kansas oil properties, and the control of costs in every aspect of the company's operations. To capitalize on the many opportunities Tengasco has created, the company needs to resolve its differences with its lender, and continue to drill more wells.

The factors that were in place for Tengasco to have a successful year in 2002 remain in place today:

- The 65-mile Swan Creek to Kingsport pipeline is in full operation with available capacity;
- The company's existing contract customers Eastman Chemical Company and BAE Systems, as well as potential new customers at Holston Arsenal and the City of Kingsport, have needs for additional gas that may be produced or transported to them by Tengasco;
- There is room for more wells to be drilled in Swan Creek to increase volumes of gas for sale and to increase oil production;
- There are new areas ripe for exploration and development along the pipeline and in other areas;
- Additional oil well locations have been identified on the Kansas properties;
- Numerous opportunities exist to exploit the completed Tennessee pipeline and obtain additional revenues from its unused capacity;
- The company as well as many others in the industry expect oil and gas prices to move upward, and to remain relatively high in the foreseeable future.

Dr. Williams, Tengasco CEO, earned his PhD in Geophysics from Virginia Tech. He has been a leader in reflection seismology and geophysical studies in the Appalachian Overthrust since 1979. His expertise will serve Tengasco well as it selects drill sites with the most potential, both in Swan Creek and other highly prospective locations along the Tennessee pipeline.

Jeff Bailey, Tengasco President, has a degree in Geological Engineering from the New Mexico Institute of Mining and Technology, and some 23 years experience in all phases of reservoir evaluation and management.

The company has the right team in place to accomplish our mission of developing oil and gas reserves in East Tennessee economically and expediently, and increasing revenues from the completed pipeline. The potential for growth through development of existing fields and identifying new targets of opportunity is exciting, and management intends to exploit these possibilities to the fullest.

Tengasco's vibroseis truck (right) transmits seismic waves deep into the earth. Echoes from geologic structures return to the surface where they are recorded by the University of Tennessee's instrument truck, which is maintained by Tengasco, exemplifying the cooperative and ongoing working relationship established between the company and the University.


FORD

FINANCIAL REVIEW



INDEPENDENT AUDITORS' REPORT

Board of Directors
Tengasco, Inc. and Subsidiaries
Knoxville, Tennessee

We have audited the accompanying consolidated balance sheets of Tengasco, Inc. and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of loss, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tengasco, Inc. and Subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has an accumulated deficit of $27,776,726. Additionally, during 2002, the Company's primary lender has classified the remaining amount of $7,501,777 as immediately due and payable, resulting in a significant working capital deficiency. Such matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

BDO Seidman, LLP

BDO Seidman, LLP
Atlanta, Georgia
February 27, 2003

December 31,	2002	2001
Assets (Note 1)		
Current		
Cash and cash equivalents	$ 184,130	$ 393,451
Investments	34,500	150,000
Accounts receivable	730,667	661,475
Participant receivables	70,605	84,097
Inventory	262,748	159,364
Current portion of loan fees, net of accumulated amortization of $194,312 (Note 7)	323,856	–
Total current assets	1,606,506	1,448,387
Oil and gas properties, net (on the basis of full cost accounting) (Notes 4, 7 and 15)	13,864,321	13,269,930
Completed pipeline facilities, net of accumulated depreciation of $729,043 and $220,374, respectively (Notes 5 and 7)	15,372,843	15,039,762
Other property and equipment, net (Notes 6 and 7)	1,685,950	1,680,104
Restricted cash	–	120,872
Loan fees, net of accumulated amortization of $13,384 and $21,590, respectively	40,158	496,577
Other assets	14,613	72,613
	$ 32,584,391	$32,128,245

See accompanying notes to consolidated financial statements.

December 31,	2002	2001
Liabilities and Stockholders' Equity		
Current liabilities		
Current maturities of long-term debt (Notes 1 and 7)	$ 7,861,245	$ 6,399,831
Accounts payable – trade	1,396,761	1,208,164
Accrued interest payable	61,141	54,138
Accrued dividends payable (Note 4)	254,389	112,458
Other accrued liabilities	31,805	–
Total current liabilities	9,605,341	7,774,591
Long term debt to related parties (Note 7)	750,000	–
Long term debt, less current maturities (Note 7)	1,256,209	3,902,757
Total liabilities	11,611,550	11,677,348
Commitments and contingencies (Notes 1 and 8)		
Preferred stock, $.0001 par value; authorized 25,000,000 shares (Note 9):		
Series A 8% cumulative, convertible, mandatorily redeemable; 28,679 and shares outstanding; redemption value $2,867,900	2,867,900	2,867,900
Series B 8% cumulative, convertible, mandatorily redeemable; 27,550 shares outstanding; redemption value $2,755,000, net of related commissions	2,591,150	2,591,150
Series C 6% cumulative, convertible, mandatorily redeemable; 14,491 shares outstanding, redemption value $1,449,100 net of related commissions	1,303,168	–
Total preferred stock	6,762,218	5,459,050
Stockholders' equity (Notes 10 and 11)		
Common stock, $.001 par value; authorized 50,000,000 shares; 11,459,279 and 10,560,605 shares issued, respectively	11,460	10,561
Additional paid-in capital	42,237,276	39,242,555
Accumulated deficit	(27,776,726)	(24,115,382)
Accumulated other comprehensive loss	(115,500)	–
Treasury Stock, at cost, 14,500 shares	(145,887)	(145,887)
Total stockholders' equity	14,210,623	14,991,847
	$ 32,584,391	$ 32,128,245

See accompanying notes to consolidated financial statements.

Consolidated Statements of Loss

Years ended December 31,	2002	2001	2000
Revenues and other income			
Oil and gas revenues	$ 5,437,723	$ 6,656,758	$ 5,241,076
Pipeline transportation revenues	259,677	296,331	–
Interest Income	3,078	43,597	45,905
Total revenues and other income	5,700,478	6,996,686	5,286,981
Costs and expenses			
Production costs and taxes	3,094,731	2,951,746	2,614,414
Depreciation, depletion and amortization (Notes 4, 5 and 6)	2,413,597	1,849,963	371,249
General and administrative	1,868,141	2,957,871	2,602,311
Interest expense	578,039	850,965	415,376
Public relations	193,229	293,448	106,195
Professional fees	707,296	355,480	719,320
Total costs and expenses	8,855,033	9,259,473	6,828,865
Net loss	(3,154,555)	(2,262,787)	(1,541,884)
Dividends on preferred stock	(506,789)	(391,183)	(257,557)
Net loss attributable to common stockholders	$ (3,661,344)	$ (2,653,970)	$ (1,799,441)
Net loss attributable to common stockholders per share Basic and diluted	$ (0.33)	$ (0.26)	$ (0.19)
Weighted average shares outstanding	11,062,436	10,235,253	9,253,622

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders Equity

	Common Stock		Additional Paid-In Capital
	Share	Amount	
Balance, January 1, 2000	8,532,882	$ 8,533	$20,732,759
Net loss–			
Common stock issued on conversion of debt	73,669	74	449,920
Common stock issued for exercised options	20,715	21	179,992
Common stock issued on conversion of preferred stock	8,818	9	49,991
Stock option awards for professional services	–	–	242,000
Common stock issued in private placements, net of related expense	654,098	654	4,245,054
Stock issued for services	5,376	5	41,993
Dividends on convertible redeemable preferred stock	–	–	–
Balance, December 31, 2000	9,295,558	9,296	25,941,709
Net loss	–	–	–
Common stock issued with 5% stock dividend (Note 10)	498,016	498	6,374,111
Common stock issued on conversion of debt	93,069	93	523,157
Common stock issued for exercised options	274,932	275	2,340,725
Common stock issued on conversion of preferred stock	12,347	13	70,988
Common stock issued for services	10,000	10	69,990
Common stock issued in private placements, net of related expense	374,733	374	3,899,624
Common stock issued as a charitable donation	1,950	2	22,251
Treasury stock purchased	–	–	–
Dividends on convertible redeemable preferred stock	–	–	–
Balance, December 31, 2001	10,560,605	10,561	39,242,555
Net loss	–	–	–
Comprehensive loss			
Net loss	–	–	–
Other comprehensive loss	–	–	–
Comprehensive loss	–	–	–
Common stock issued in private placements, net related expenses	850,000	850	2,676,150
Common stock issued on conversion of debt	20,592	201	19,980
Common stock issued in purchase of equipment	19,582	20	149,980
Common stock issued for services	8,500	9	48,611
Dividends on convertible redeemable preferred stock	–	–	–
Balance, December 31, 2002	11,459,279	$11,460	$42,237,276

Consolidated Statements of Stockholders Equity

Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Comprehensive Loss	Treasury Stock		Total
			Shares	Amount	
$ –	$(13,287,362)		–	$ –	$7,453,930
–	(1,541,884)		–	–	(1,541,884)
–	–		–	–	449,994
–	–		–	–	180,013
–	–		–	–	50,000
–	–		–	–	242,000
–	–		–	–	–
–	–		–	–	4,245,708
–	–		–	–	41,998
–	(257,557)		–	–	(257,557)
–	(15,086,803)		–	–	10,864,202
–	(2,262,787)		–	–	(2,262,787)
–	(6,374,609)		–	–	–
–	–		–	–	523,250
–	–		–	–	2,341,000
–	–		–	–	71,001
–	–		–	–	70,000
–	–		–	–	3,899,998
–	–		–	–	22,253
–	–		14,500	(145,887)	(145,887)
–	(391,183)		–	–	(391,183)
–	(24,115,382)		14,500	(145,887)	14,991,847
–	(3,154,555)		–	–	(3,154,555)
–	–	(3,154,555)	–	–	–
(115,500)	–	(115,500)	–	–	(115,500)
–	–	(3,270,055)	–	–	–
					2,677,000
–	–		–	–	120,000
–	–		–	–	150,000
–	–		–	–	48,620
–	(506,789)		–	–	(506,789)
$(115,500)	$(27,776,726)		14,500	$(145,887)	$14,210,623

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended December 31,	2002	2001	2000
Operating activities			
Net loss	$ (3,154,555)	$ (2,262,787)	$ (1,541,884)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation, depletion and amortization	2,413,597	1,849,963	371,249
Compensation and services paid in stock options, stock warrants, and common stock	48,620	92,253	284,000
Gain on sale of equipment	–	(132,943)	–
Changes in assets and liabilities:			
Accounts receivable	(69,192)	3,814	(301,421)
Participant receivables	13,492	–	–
Inventory	(103,384)	91,981	8,408
Other assets	58,000	–	–
Accounts payable – trade	188,597	191,702	364,553
Accrued interest payable	7,003	(2,519)	135,435
Other accrued liabilities	31,805	(52,640)	(140,955)
Net cash used in operating activities	(566,017)	(221,176)	(820,615)
Investing activities			
Additions to other property and equipment	(214,897)	(285,722)	(1,276,783)
Net additions to oil and gas properties	(1,982,529)	(4,821,883)	(1,456,996)
Additions to pipeline facilities	(841,750)	(4,213,095)	(6,834,196)
Decrease (increase) in restricted cash	120,872	(120,872)	625,000
Other	28,367	32,888	6,112
Net cash used in investing activities	(2,889,937)	(9,408,684)	(8,936,863)

Years ended December 31,	2002	2001	2000
Financing activities			
Proceeds from exercise of options	$ –	$ 2,341,000	$ 180,013
Proceeds from borrowings	2,063,139	10,442,068	6,493,563
Repayments of borrowings	(2,378,273)	(8,833,325)	(1,720,856)
Net proceeds from issuance of common stock	2,677,000	3,900,000	4,245,700
Proceeds from private placements of convertible redeemable preferred stock, net	1,303,168	1,591,150	2,000,000
Dividends on convertible redeemable preferred stock	(364,858)	(357,503)	(257,557)
Purchase of treasury stock	–	(145,887)	–
Payment of loan fees	(53,543)	(518,167)	–
Net cash provided by financing activities	3,246,633	8,419,336	10,940,863
Net change in cash and cash equivalents	(209,321)	(1,210,524)	1,183,385
Cash and cash equivalents, beginning of year	393,451	1,603,975	420,590
Cash and cash equivalents, end of year	$ 184,130	$ 393,451	$ 1,603,975
Supplemental disclosure of non-cash investing and financing activities:			
During 2001, the Company issued a 5% stock dividend of 498,016 shares	$ –	$ 6,374,609	$ –
During 2001 and 2000, the Company converted preferred stock to common stock.	$ –	$ 71,000	$ 50,000
During 2002, 2001 and 2000, respectively, the Company issued common stock on conversion of debt.	$ 120,000	$ 523,250	$ 450,000
During 2002, 2001 and 2000, respectively, the Company issued common stock and stock options for services received and charitable contributions made.	$ 48,620	$ 92,253	$ 284,000
During 2001, the Company sold equipment for equity investments.	$ –	$ 150,000	$ –
During 2002, the Company purchased equipment by issuing common stock	$ 150,000	$ –	$ –

See accompanying notes to consolidated financial statements.

1. Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern and assume realization of assets and the satisfaction of liabilities in the normal course of business. The Company continues to be in the early stages of its oil and gas related operating history as it endeavors to expand its operations through the continuation of its drilling program in the Tennessee Swan Creek Field. Accordingly, the Company has incurred continuous losses through these operating stages and has an accumulated deficit of $27,776,726 and a working capital deficit of $7,998,835 as of December 31, 2002. During 2002, the Company was informed by its primary lender that the entire amount of its outstanding credit facility was immediately due and payable, as provided for in the Credit Agreement (see Note 7). These circumstances raise substantial doubt about the Company's ability to continue as a going concern.

The Company has disputed its obligation to make this payment and is attempting to resolve the dispute or to obtain alternative refinancing arrangements to repay this current obligation. There can be no assurance that the Company will be successful in its plans to obtain the financing necessary to satisfy their current obligations.

2. Summary of Significant Accounting Policies

Organization

Tengasco, Inc. (the "Company"), a publicly held corporation, was organized under the laws of the State of Utah on April 18, 1916, as Gold Deposit Mining and Milling Company. The Company subsequently changed its name to Onasco Companies, Inc.

Effective May 2, 1995, Industrial Resources Corporation, a Kentucky corporation ("IRC"), acquired voting control of the Company in exchange for approximately 60% of the assets of IRC. Accordingly, the assets acquired, which included certain oil and gas leases, equipment, marketable securities and vehicles, were recorded at IRC's historical cost. The transaction was accomplished through the Company's issuance of 4,000,000 shares of its common stock and a $450,000, 8% promissory note payable to IRC. The promissory note was converted into 83,799 shares of Tengasco, Inc. common stock in December 1995.

The Company changed its domicile from the State of Utah to the State of Tennessee on May 5, 1995 and its name was changed from "Onasco Companies, Inc." to "Tengasco, Inc."

The Company's principal business consists of oil and gas exploration, production and related property management in the Appalachian region of eastern Tennessee and in the state of Kansas. The Company's corporate offices are in Knoxville, Tennessee. The Company operates as one reportable business segment, based on the similarity of activities.

During 1996, the Company formed Tengasco Pipeline Corporation ("TPC"), a wholly-owned subsidiary, to manage the construction and operation of a 65-mile gas pipeline as well as other pipelines planned for the future. During 2001, TPC began transmission of natural gas through its pipeline to customers of Tengasco.

Basis of Presentation

The consolidated financial statements include the accounts of the Company, Tengasco Pipeline Corporation and Tennessee Land and Mineral, Inc. All significant intercompany balances and transactions have been eliminated.

Use of Estimates
The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The actual results could differ from those estimates.

Revenue Recognition
The Company recognizes revenues at the time of exchange of goods and services.

Cash and Cash Equivalents
The Company considers all investments with a maturity of three months or less when purchased to be cash equivalents.

Investment Securities
Investment securities available for sale are reported at fair value, with unrealized gains and losses, when material, reported as a separate component of stockholders' equity, net of the related tax effect. Other comprehensive losses of $115,500 were recorded during the year ended December 31, 2002 resulting from a decrease in the fair value of the securities.

Inventory
Inventory consists primarily of crude oil in tanks and is carried at market value.

Oil and Gas Properties
The Company follows the full cost method of accounting for oil and gas property acquisition, exploration and development activities. Under this method, all productive and nonproductive costs incurred in connection with the acquisition of, exploration for and development of oil and gas reserves for each cost center are capitalized. Capitalized costs include lease acquisitions, geological and geophysical work, delay rentals and the costs of drilling, completing and equipping oil and gas wells. Gains or losses are recognized only upon sales or dispositions of significant amounts of oil and gas reserves representing an entire cost center. Proceeds from all other sales or dispositions are treated as reductions to capitalized costs.

The capitalized costs of oil and gas properties, plus estimated future development costs relating to proved reserves and estimated costs of plugging and abandonment, net of estimated salvage value, are amortized on the unit-of-production method based on total proved reserves. The costs of unproved properties are excluded from amortization until the properties are evaluated, subject to an annual assessment of whether impairment has occurred. These reserves were estimated by Ryder Scott Company, Petroleum Consultants in 2000, 2001 and 2002.

The capitalized oil and gas property, less accumulated depreciation, depletion and amortization and related deferred income taxes, if any, are generally limited to an amount (the ceiling limitation) equal to the sum of: (a) the present value of estimated future net revenues computed by applying current prices in effect as of the balance sheet date (with consideration of price changes only to the extent provided by contractual arrangements) to estimated future production of proved oil and gas reserves, less estimated future expenditures (based on current costs) to be incurred in developing and producing the reserves using a discount factor of 10% and assuming continuation of existing economic conditions; and (b) the cost of investments in unevaluated properties excluded from the costs being amortized. No ceiling writedown was recorded in 2002, 2001 or 2000.

Pipeline Facilities
Phase I of the pipeline was completed during 1999. Phase II of the pipeline was completed on March 8, 2001. Both phases of the pipeline were placed into service upon completion of Phase II. The pipeline is being depreciated over its estimated useful life of 30 years, beginning at the time it was placed in service.

Other Property and Equipment
Other property and equipment are carried at cost. The Company provides for depreciation of other property and equipment using the straight-line method over the estimated useful lives of the assets which range from five to ten years.

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of
Management believes that carrying amounts of all of the Company's long-lived assets will be fully recovered over the course of the Company's normal future operations. Accordingly, the accompanying financial statements reflect no charges or allowances for impairment.

Stock-Based Compensation
Statement of Financial Accounting Standards No. 123, ("SFAS 123"), "Accounting for Stock-Based Compensation" was implemented in January 1996. As permitted by SFAS 123, the Company has continued to account for stock compensation to employees by applying the provisions of Accounting Principles Board Opinion No. 25. If the accounting provisions of SFAS 123 had been adopted, net loss and loss per share would have been as follows:

	2002	2001	2000
Net loss attributable to common shareholders			
As reported	$ (3,661,344)	$(2,653,970)	$ (1,799,441)
Stock based compensation	(77,821)	(257,328)	2,253,011
Pro forma	$(3,739,165)	(2,911,298)	(4,052,452)
Basic and diluted loss per share			
As reported	$ (0.33)	$(0.26)	$ (0.19)
Pro forma	(0.34)	(0.28)	(0.44)

Accounts Receivable
Senior management reviews accounts receivable on a monthly basis to determine if any receivables will potentially be uncollectible. We include any accounts receivable balances that are determined to be uncollectible, along with a general reserve, in our overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available to us, we believe no allowance for doubtful accounts as of December 31, 2002 is necessary. However, actual write-offs may occur.

Income Taxes
The Company accounts for income taxes using the "asset and liability method." Accordingly, deferred tax liabilities and assets are determined based on the temporary differences between the financial reporting and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets arise primarily from net operating loss carryforwards. Management evaluates the likelihood of realization of such assets at year end reserving any such amounts not likely to be recovered in future periods.

Concentration of Credit Risk
Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. At times, such cash in banks is in excess of the FDIC insurance limit.

The Company's primary business activities include oil and gas sales to several customers in the states of Tennessee and Kansas. The related trade receivables subject the Company to a concentration of credit risk within the oil and gas industry.

The Company has entered into contracts to supply two manufacturers with natural gas from the Swan Creek field through the Company's pipeline. These customers are the Company's primary customers of natural gas sales. Additionally, the Company sells a majority of its crude oil primarily to two customers, one each in Tennessee and Kansas. Although management believes that customers could be replaced in the ordinary course of business, if the present customers were to discontinue business with the Company, it could have a significant adverse effect on the Company's projected results of operations.

Loss Per Common Share
Basic loss per share is computed by dividing loss available to common shareholders by the weighted average number of shares outstanding during each year. Shares issued during the year are weighted for the portion of the year that they were outstanding. Diluted loss per share does not differ from basic loss per share since the effect of all common stock equivalents is anti-dilutive. Basic and diluted loss per share are based upon 11,062,436 shares for the year ended December 31, 2002, 10,235,253 shares for the year ended December 31, 2001, and 9,253,622 shares for the year ended December 31, 2000. Diluted loss per share does not consider approximately 1,473,000, 943,000 and 1,001,000 potential weighted average common shares for 2002, 2001 and 2000 related primarily to common stock options and convertible preferred stock and debt. These shares were not included in the computation of the diluted loss per share amount because the Company was in a net loss position and, thus, any potential common shares were anti-dilutive. All share and per share amounts have been adjusted to reflect the 5% stock dividend.

Fair Values of Financial Instruments
Fair values of cash and cash equivalents, investments and short-term debt approximate their carrying values due to the short period of time to maturity. Fair values of long-term debt are based on quoted market prices or pricing models using current market rates, which approximate carrying values.

Recent Accounting Pronouncements
In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 141, "Business Combinations" and SFAS No.142, "Goodwill and Other Intangible Assets". SFAS No. 141 addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination and SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination whether acquired individually or with a group of other assets. These standards require all future business combinations to be accounted for using the purchase method of accounting. Goodwill will no longer be amortized but instead will be subject to impairment tests at least annually. The Company was required to adopt SFAS No. 141 on July 1, 2001, and to adopt SFAS 142 on a prospective basis as of January 1, 2002. The Company has not effected a business combination and carries no goodwill on its balance sheet; accordingly, the adoption of these standards did not have an effect on the Company's financial position or results of operations.

In 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement requires companies to record the present value of obligations associated with the retirement of tangible long-lived assets in the period in which it is incurred. The liability is capitalized as part of the related long-lived asset's carrying amount. Over time, accretion of the liability is recognized as an operating expense and the capitalized cost is depreciated over the expected useful life of the related asset. The Company's asset retirement obligations relate primarily to the plugging dismantlement, removal, site reclamation and similar activities of its oil and gas properties. Prior to adoption of this statement, such obligations were accrued ratably over the productive lives of the assets through its depreciation, depletion and amortization for oil and gas properties without recording a separate liability for such amounts. The Company plans to adopt SFAS 143 beginning on January 1, 2003; however, the effect of adoption of this statement on future results of operations or financial position has not yet been determined by management.

SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, addresses accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale and expands on the guidance provided by SFAS No. 121 with respect to cash flow estimations. SFAS No. 144 becomes effective for the Company's fiscal year beginning January 1, 2003. Management does not expect that adoption of this standard will have a material impact on the Company's financial position or results of operations.

The FASB issued Statement No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections, on April 30, 2002. SFAS No. 145 will be effective for fiscal years beginning after May 15, 2002. This statement rescinds SFAS No. 4, Reporting Gains and Losses From Extinguishment of Debt, and requires that all gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria in APB No. 30. Applying APB No. 30 will distinguish transactions that are part of an entity's recurring operations from those that are unusual or infrequent or that meet the criteria for classification as an extraordinary item. Any gain or loss on extinguishment of debt that was classified, as an extraordinary item in prior periods presented that does not meet the criteria in APB No. 30 for classification as an extraordinary item must be reclassified. There is no current impact of adoption on the Company's financial position or results of operations.

The FASB issued Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities, in June 2002. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs incurred in a Restructuring). SFAS No. 146 applies to costs incurred in an "exit activity", which includes, but is not limited to, a restructuring, or a "disposal activity" covered by SFAS No. 144.

SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Previously, under Issue 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. Statement No. 146 also establishes that fair value is the objective for initial measurement of the liability. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. Management does not expect that adoption of this standard will have a material effect on the Company's financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002. The Company has not guaranteed the debts of others, therefore, this interpretation is not expected to have a material effect on Tengasco's financial statements.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Management has adopted certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to the accompanying consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51. Interpretation No. 46 requires a company to consolidate a variable interest entity if the company has a variable interest (or combination of variable interests) that will absorb a majority of the entity's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both. A direct or indirect ability to make decisions that significantly affect the results of the activities of a variable interest entity is a strong indication that a company has one or both of the characteristics that would require consolidation of the variable interest entity. Interpretation No. 46 also requires additional disclosures regarding variable interest entities. The new interpretation is effective immediately for variable interest entities created after January 31, 2003, and is effective in the first interim or annual period beginning after June 15, 2003, for variable interest entities in which a company holds a variable interest that it acquired before February 1, 2003. Management does not expect that adoption of this interpretation will have a material effect on the Company's financial position or results of operations.

Reclassifications

Certain prior year amounts have been reclassified to conform with current year presentation.

3. Related Party Transactions

During 2002 the Company received debt financing from a director totaling $750,000 to fund operating cash flow needs and to finance continued development of the Swan Creek field. Interest incurred on this debt was approximately $15,000 for the year ended December 31, 2002. See Note 7.

During 2002, the Company borrowed $110,000 from a former director. The advance was non-interest bearing and was repaid in July 2002.

During 2001, the Company repaid all principal and interest due to related parties, using the proceeds from the line of credit with Bank One. Interest incurred to related parties was approximately $15,000, $546,000 and $135,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

During 2001, the Company converted debt of $200,000 payable to a director into 42,017 shares of common stock.

During 2000, the Company paid approximately $270,000 in consulting fees and commissions on equity transactions to a member of the Board of Directors.

4. Oil and Gas Properties

The following table sets forth information concerning the Company's oil and gas properties:

December 31,	2002	2001
Oil and gas properties, at cost	$ 17,099,753	$ 15,117,224
Accumulation depreciation, depletion and amortization	(3,235,432)	(1,847,294)
Oil and gas properties, net	$ 13,864,321	$ 13,269,930

During the years ended December 31, 2002, 2001 and 2000, the Company recorded depletion expense of approximately $1,388,000, $1,342,000 and $197,000, respectively.

5. Pipeline Facilities

In 1996, the Company began construction of a 65-mile gas pipeline (1) connecting the Swan Creek development project to a gas purchaser and (2) enabling the Company to develop gas distribution business opportunities in the future. Phase I, a 30-mile portion of the pipeline, was completed in 1998. Phase II of the pipeline, the remaining 35 miles, was completed in March 2001. The estimated useful life of the pipeline for depreciation purposes is 30 years. The Company recorded approximately $220,000 and $509,000, respectively in depreciation expense related to the pipeline for the years ended December 31, 2002 and 2001. No depreciation expense was recorded in 2000 as the pipeline was not yet complete.

In January 1997, the Company entered into an agreement with the Tennessee Valley Authority ("TVA") whereby the TVA allows the Company to bury the pipeline within the TVA's transmission line rights-of-way. In return for this right, the Company paid $35,000 and agreed to annual payments of approximately $6,200 for 20 years. This agreement expires in 2017 at which time the parties may renew the agreement for
another 20 year term in consideration of similar inflation-adjusted payment terms.

6. Other Property and Equipment

Other property and equipment consisted of the following:

December 31,	2002	2001
Machinery and equipment	$ 1,887,190	$ 1,737,189
Vehicles	675,411	610,510
Other	63,734	63,739
	2,626,335	2,411,438
Less accumulated depreciation	(940,385)	(731,334)
Other property and equipment – net	$ 1,685,950	$ 1,680,104

7. Long Term Debt

Long-term debt to unrelated entities consisted of the following:

December 31,	2002	2001
Revolving line of credit with a bank, due November 2004. The loan agreement provides for increases or decreases to the borrowing base as changes in proved oil and gas reserves or other production levels arise. Borrowings bear interest at the bank's prime rate plus 0.25% (4.5% at December 31, 2002). Collateralized by the oil and gas properties and the related operations and revenues.	$ 7,501,777	$ 9,101,777
Unsecured note payable to an institution, with $65,000 principal payments due quarterly beginning January 1, 2000; remaining balance due October 2004; with interest payable monthly at 8% per annum. Note is convertible into common stock of the Company at a rate of $6.25 per share of common stock.	480,000	720,000
Convertible notes payable to five individuals; due January 2004, with interest payable quarterly at 8% per annum. Notes are convertible into common stock of the Company at a rate of $3.00 per share of common stock.	650,000	–
Note payable to a financial institution, with $1,773 principal payments due monthly beginning January 7, 2002 through December 7, 2006. Interest is payable monthly commencing on January 7, 2002 at 7.5% per annum. Note is guaranteed by a major shareholder and is collateralized by certain assets of the Company.	73,335	87,500
Installment notes bearing interest at the rate of 3.9% to 11.95% per annum collateralized by vehicles and equipment with monthly payments including interest of approximately $10,000 due various periods through 2006.	412,342	393,311
Total long term debt	9,117,454	10,302,588
Less current maturities	(7,861,245)	(6,399,831)
Long term debt, less current maturities	$ 1,256,209	$ 3,902,757

The Company is subject to certain financial (ratio) covenants and restrictions on indebtedness, dividend payments, financial guarantees, business combinations, reporting requirements and other related items on the revolving line of credit with a bank. As of December 31, 2002, the Company is not in compliance with all covenants. During 2002, as a result of ongoing negotiations to refinance or repay the debt, the bank declared all amounts immediately due and payable. The Company is presently paying $200,000 per month. As a result of ongoing negotiations with Bank One, management has reclassified the loan fees associated with this note to a current asset as it is likely that these fees will be fully amortized in 2003.

Long-term debt to related parties consisted of the following:

December 31,	2002	2001
Unsecured note payable to a director due January 2004, with interest payable quarterly at 8% per annum. Note is convertible into common stock of the Company at a rate of $2.88 per share of common stock.	$ 500,000	$ –
Note payable to a director due January 2004,with interest payable quarterly at 12% per annum. Note is secured by 10% of the pipeline.	250,000	–
Total long term debt to related Parties	750,000	–
Less current maturities	–	–
Long term debt to related parties, less current maturities	$ 750,000	$ –

The aggregate maturities of long term debt due to related parties and others as of December 31, 2002, are as follows:

Year	Amount
2003	$ 7,861,245
2004	1,720,468
2005	101,468
2006	101,803
Thereafter	82,470
	$ 9,867,454

8. Commitments and Contingencies

The Company is a party to lawsuits in the ordinary course of its business. While the damages sought in some of these actions are material, the Company does not believe that it is probable that the outcome of any individual action will have a material adverse effect, or that it is likely that adverse outcomes of individually insignificant actions will be significant enough, in number or magnitude, to have a material adverse effect in the aggregate on its financial statements.

In the ordinary course of business the Company has entered into various equipment and office leases which have remaining terms ranging from one to four years. Approximate future minimum lease payments to be made under noncancelable operating leases are as follows:

Year	Amount
2003	$ 60,158
2004	59,210
2005	56,970
2006	500
	$ 176,838

Office rent expense was approximately $84,000, $91,000 and $86,000 for each of the three years ended December 31, 2002, respectively.

9. Cumulative Convertible Redeemable Preferred Stock
Shares of both Series A and B of Preferred Stock are or will be immediately convertible into shares of Common Stock. Each $100 liquidation preference share of preferred stock is convertible at a rate of $7.00 for the Series A per share of common stock. For the Series B, the conversion rate is the average market price of the Company's common stock for 30 days before the sale of the Series B preferred stock with a minimum conversion price of $9.00 per share. The conversion rate is subject to downward adjustment if the Company subsequently issues shares of common stock for consideration less than $7.00 and $9.00 for the Series A and B, respectively, per share. The conversion prices will be adjusted prospectively for stock dividends and splits.

The holders of both the Series A and Series B Preferred Stock are entitled to a cumulative dividend of 8% per quarter. However, the payment of the dividends on the Series B Preferred Stock is subordinate to that of the Series A Preferred Stock. In the event that the Company does not make any two of six consecutive quarterly dividend payments, the holders of the Series A Preferred Stock may appoint those directors which would constitute of majority of the Board of Directors. In such a scenario, the holders of the Preferred Shares would be entitled to elect a majority of the Board of Directors until all accrued and unpaid dividends have been paid.

The Company failed to pay the 3rd and 4th quarterly dividend payments of the Series A preferred stock during 2002. As a result, in February 2003, the Series A shareholders exercised their rights to place four new members on the Board of Directors.

The Company may redeem both of the Series A and B Preferred Shares upon payment of $100 per share plus any accrued and unpaid dividends. Further, with respect to the Series A Preferred Stock, commencing on October 1, 2003 and at each quarterly date thereafter while the Series A Preferred Stock is outstanding, the Company is required to redeem one-twentieth of the maximum number of Series A Preferred Stock outstanding. With respect to the Series B Preferred Stock, on the fifth anniversary after issuance (March 2005), the Company is required to redeem all outstanding Series B Preferred Stock.

During 2002, the Board of Directors authorized the sale of up to 50,000 shares of Series C Preferred Stock at $100 per share. The Company issued 14,491 shares, resulting in net proceeds after commissions of $1,303,168. The Series C Preferred Stock accrues a 6% cumulative dividend on the outstanding balance, payable quarterly. These dividends are subordinate to the dividends payable to the Series A and Series B Preferred Stock holders. This stock is convertible into the Company's common stock at the average stock trading price 30 days prior to the closing of the sales of all the Series C Preferred Stock being offered or $5.00 per share, whichever is greater. The Company is required to redeem any remaining Series C Preferred Stock and any accrued and unpaid dividends in July 2006.

10. Stock Dividend
On August 1, 2001, the Company paid a 5% stock dividend distributable on October 1, 2001 to shareholders of record of the Company's common stock on September 4, 2001. Based on the number of common shares outstanding on the record date, the Company issued 498,016 new shares. All references in the accompanying financial statements to the number of common shares and per share amounts are based on the increased number of shares giving retroactive effect to the stock dividend.

11. Stock Options

In October 2000, the Company approved a Stock Incentive Plan. The Plan is effective for a ten-year period commencing on October 25, 2000 and ending on October 24, 2010. The aggregate number of shares of Common Stock as to which options and Stock Appreciation Rights may be granted to Employees under the plan shall not exceed 1,000,000. Options are not transferable, fully vest after two years of employment with the Company, are exercisable for 3 months after voluntary resignation from the Company, and terminate immediately upon involuntary termination from the Company. The purchase price of shares subject to this Nonqualified Stock Option Plan shall be determined at the time the options are granted, but are not permitted to be less than 85% of the Fair Market Value of such shares on the date of grant. Furthermore, an employee in the plan may not, immediately prior to the grant of an Incentive Stock Option hereunder, own stock in the Company representing more than ten percent of the total voting power of all classes of stock of the Company unless the per share option price specified by the Board for the Incentive Stock Options granted such and Employee is at least 110% of the Fair Market Value of the Company's stock on the date of grant and such option, by its terms, is not exercisable after the expiration of 5 years from the date such stock option is granted.

Stock option activity in 2002, 2001 and 2000 is summarized below:

	2002		*2001*		*2000*	
	Shares	*Weighted Average Exercise Price*	*Shares*	*Weighted Average Exercise Price*	*Shares*	*Weighted Average Exercise Price*
Outstanding, beginning of year	516,028	$9.23	1,017,450	$8.54	530,250	$6.91
Granted	160,742	2.86	78,750	12.39	855,451	8.69
Exercised	–	–	(256,772)	8.69	(21,751)	8.69
Expired/canceled	–	–	(323,400)	7.85	(346,500)	6.91
Outstanding, end of year	676,770	7.71	516,028	9.23	1,017,450	8.54
Exercisable, end of year	676,770	$7.71	474,889	$9.21	930,258	$8.49

The share information disclosed above has been adjusted to reflect the 5% stock dividend declared during 2001. See Note 10.

The following table summarizes information about stock options outstanding at December 31, 2002:

	Options Outstanding			*Options Exercisable*
	Weighted Average Exercise Price	*Shares*	*Weighted Average Remaining Contractual Life (years)*	*Shares*
	$ 2.86	160,742	2.67	160,742
	$ 8.69	437,278	0.85	437,278
	$ 14.44	21,000	1.13	21,000
	$ 11.05	47,250	1.30	47,250
	$ 12.70	10,500	1.71	10,500
Total	$ 7.71	676,770		676,770

The weighted average fair value per share of options granted during 2002, 2001 and 2000 is $1.45, $3.62, and $3.41 respectively, calculated using the Black-Scholes Option-Pricing model.

No compensation expense related to stock options was incurred in 2002, 2001 or 2000. The Company issued 70,715 options to non-employees and non-directors in 2000. The expense of $242,000 for these options has been included in professional fees expense because the options were issued to providers of such services. The expense was calculated using a fair market value of the options based on the Black-Scholes option-pricing model assumptions discussed below.

For employees, the fair value of stock options used to compute pro forma net loss and loss per share disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model with the following weighted average assumptions for 2002, 2001 and 2000: Expected volatility of 74.2% for 2002, 50% for 2001 and 50% for 2000; a risk free interest rate of 3.67% in 2002, 3.67% in 2001 and 5.86% in 2000; and an expected option life of 3 years for 2002, 2001 and 2000.

12. Income Taxes

The Company has no taxable income during the three year period ended December 31, 2002.

A reconciliation of the statutory U.S. Federal income tax and the income tax provision included in the accompanying consolidated statements of loss is as follows:

December 31,	2002	2001	2000
Statutory rate	34%	34%	34%
Tax benefit at statutory rate	$ (1,073,000)	$ (769,000)	$ (452,500)
State income tax benefit	(189,000)	(136,000)	(75,500)
Other	–	–	24,000
Increase in deferred tax asset valuation allowance	1,262,000	905,000	504,000
Total income tax provision	$ –	$ –	$ –

December 31,	2002	2001	2000
Net operating loss carryforward	$ 7,139,000	$ 5,877,000	$ 4,972,000
Capital loss carry forward	263,000	263,000	263,000
	7,402,000	6,140,000	5,235,000
Valuation allowance	(7,402,000)	(6,140,000)	(5,235,000)
Net deferred taxes	$ –	$ –	$ –

The Company recorded a valuation allowance at December 31, 2002, 2001 and 2000 equal to the excess of deferred tax assets over deferred tax liabilities as management is unable to determine that these tax benefits are more likely than not to be realized. Potential future reversal of the portion of the valuation allowance relative to deferred tax asset resulting from the exercise of stock options will be recorded as additional paid in capital realized

As of December 31, 2002, the Company had net operating loss carryforwards of approximately $18,217,000, which will expire between 2010 and 2022, if not utilized.

13. Supplemental Cash Flow Information

The Company paid approximately $571,000, $853,500 and $544,000 for interest in 2002, 2001 and 2000, respectively. The Company capitalized approximately $148,000 and $128,000 of this amount in 2001 and 2000, respectively. No interest was capitalized during 2002. The Company paid no income taxes in 2002, 2001 and 2000.

14. Quarterly Data and Share Information (unaudited

The following table sets forth, for the fiscal periods indicated, selected consolidated financial data.

Fiscal Year Ended 2002

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 1,176,482	$ 1,297,668	$ 1,507,308	$ 1,719,020
Net loss	(818,341)	(858,197)	(721,879)	(756,138)
Net loss attributable to common stockholders	(930,799)	(984,139)	(856,074)	(890,332)
Loss per common share				
Basic and diluted	$ (0.09)	$ (0.09)	$ (0.08)	$ (0.07)

Fiscal Year Ended 2001

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 1,448,318	$ 1,863,068	$ 2,583,758	$ 1,101,542
Net loss	(368,768)	(336,034)	(378,597)	(1,179,388)
Net loss attributable to common stockholders	(447,546)	(423,523)	(491,055)	(1,291,846)
Loss per common share				
Basic and diluted	$ (0.05)	$ (0.04)	$ (0.05)	$ (0.12)

Fiscal Year Ended 2000

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 1,179,912	$ 1,270,283	$ 1,666,583	$ 1,124,298
Net Income (loss)	(70,453)	(379,234)	84,909	(1,177,106)
Net Income (loss) attributable to common stockholders	(110,231)	(451,394)	18,064	(1,255,880)
Earnings (loss) per common share				
Basic and diluted	$ (0.01)	$ (0.05)	$ –	$ (0.13)

Third quarter 2001 results reflect the effect on depletion expense that resulted from a decrease in reserve estimates provided in a study performed by Ryder Scott and issued August 10, 2001. The amount recorded during this quarter was $562,000 higher than the quarterly estimates made by management during the first three quarters as a result of a change in estimate arising from new information provided in the Ryder Scott Report. Amounts disclosed above differ from those filed with the SEC during the third quarter of 2001 as a result of an error in recording this change in estimate to depletion at the time of the filing. Management has amended the September 30, 2001 SEC Form 10-Q filing during 2002.

15. Supplemental Oil and Gas Information

Information with respect to the Company's oil and gas producing activities is presented in the following tables. Estimates of reserve quantities, as well as future production and discounted cash flows before income taxes, were determined by Ryder Scott Company, L.P. as of December 31, 2002, 2001 and 2000.

Oil and Gas Related Costs

The following table sets forth information concerning costs related to the Company's oil and gas property acquisition, exploration and development activities in the United States during the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000
Property acquisition			
Proved	$ –	$ –	$ –
Unproved	–	–	5,702
Less – proceeds from sales of properties	(100,000)	(750,000)	(1,176,411)
Development costs	2,082,529	5,571,883	2,627,705
	$ 1,982,529	$ 4,821,883	$ 1,456,996

Results of Operations from Oil and Gas Producing Activities

The following table sets forth the Company's results of operations from oil and gas producing activities for the years ended:

December 31,	2002	2001	2000
Revenues	$ 5,437,723	$ 6,656,758	$ 5,241,076
Production costs and taxes	(3,094,731)	(2,951,746)	(2,614,414)
Depreciation, depletion and amortization	(1,388,138)	(1,342,000)	(197,000)
Income from oil and gas producing activities	$ 954,854	$ 2,363,012	$ 2,429,662

In the presentation above, no deduction has been made for indirect costs such as corporate overhead or interest expense. No income taxes are reflected above due to the Company's tax loss carryforwards.

Oil and Gas Reserves (unaudited)

The following table sets forth the Company's net proved oil and gas reserves at December 31, 2002, 2001 and 2000 and the changes in net proved oil and gas reserves for the years then ended. Proved reserves represent the estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in the future years from known reservoirs under existing economic and operating conditions. The reserve information indicated below requires substantial judgment on the part of the reserve engineers, resulting in estimates which are not subject to precise determination. Accordingly, it is expected that the estimates of reserves will change as future production and development information becomes available and that revisions in these estimates could be significant. Reserves are measured in barrels (bbls) in the case of oil, and units of one thousand cubic feet (MCF) in the case of gas.

	Oil (bbls)	Gas (Mcf)
Proved reserves:		
Balance, January 1, 2000	3,227,203	74,795,287
Discoveries and extensions	56,103	1,059,147
Revisions of previous estimates	(1,309,366)	(27,998,986)
Production	(159,035)	(315,577)
Balance, December 31, 2000	1,814,905	47,539,871
Discoveries and extensions	62,254	4,915,431
Revisions of previous estimates	(672,443)	(25,263,634)
Production(148,041)(1,311,466)		
Balance, December 31, 2001	1,056,675	25,880,202
Discoveries and extensions	34,968	937,000
Revisions of previous estimates	542,229	786,430
Production(157,973)(1,004,899)		
Proved reserves at, December 31, 2002	1,475,899	26,598,733
Proved developed producing reserves at, December 31, 2002	1,108,293	6,592,711
Proved developed producing reserves at, December 31, 2001	767,126	7,157,183
Proved developed producing reserves at, December 31, 2000	1,553,759	2,888,769

Of the Company's total proved reserves as of December 31, 2002 and 2001 and 2000, approximately 37%, 36% and 21%, respectively, were classified as proved developed producing, 19%, 26% and 34%, respectively, were classified as proved developed non-producing and 44%, 37% and 45%, respectively, were classified as proved undeveloped. All of the Company's reserves are located in the continental United States.

Standardized Measure of Discounted Future Net Cash Flows (unaudited)

The standardized measure of discounted future net cash flows from the Company's proved oil and gas reserves is presented in the following table:

	amounts in thousands		
December 31,	2002	2001	2000
Future cash inflows	$ 152,180	$ 78,296	$ 505,733
Future production costs and taxes	(41,870)	(26,083)	(41,689)
Future development costs	(11,348)	(6,384)	(8,225)
Future income tax expenses	–	–	(122,881)
Net future cash flows	98,962	45,829	332,938
Discount at 10% for timing of cash flows	(52,314)	(24,095)	(97,195)
Discounted future net cash flows from proved reserves	$ 46,648	$ 21,734	$ 235,743

The following unaudited table sets forth the changes in the standardized measure of discounted future net cash flows from proved reserves during 2002, 2001 and 2000:

	amounts in thousands		
	2002	2001	2000
Balance, beginning of year	$ 21,734	$ 235,743	$ 100,882
Sales, net of production costs and taxes	(2,343)	(3,705)	(2,627)
Discoveries and extensions	1,686	4,167	1,778
Changes in prices and production costs	20,586	(299,527)	360,082
Revisions of quantity estimates	6,120	(33,449)	(186,289)
Development costs incurred	–	–	1,236
Interest factor – accretion of discount	2,173	32,198	13,355
Net change in income taxes	–	86,237	(53,572)
Changes in future development costs	(4,860)	2,666	(3,237)
Changes in production rates and other	1,552	(2,596)	4,135
Balance, end of year	$ 46,648	$ 21,734	$ 235,743

Estimated future net cash flows represent an estimate of future net revenues from the production of proved reserves using current sales prices, along with estimates of the operating costs, production taxes and future development and abandonment costs (less salvage value) necessary to produce such reserves. The average prices used at December 31, 2002, 2001 and 2000 were $27.25, $17.03 and $25.62 per barrel of oil and $4.01, $2.33 and $9.66 per MCF of gas, respectively. No deduction has been made for depreciation, depletion or any indirect costs such as general corporate overhead or interest expense.

Operating costs and production taxes are estimated based on current costs with respect to producing gas properties. Future development costs are based on the best estimate of such costs assuming current economic and operating conditions. The estimates of reserve values include estimated future development costs that the company does not currently have the ability to fund. If the company is unable to obtain additional funds, it may not be able to develop its oil and natural gas properties as estimated in its December 31, 2002 reserve report.

Income tax expense is computed based on applying the appropriate statutory tax rate to the excess of future cash inflows less future production and development costs over the current tax basis of the properties involved, less applicable carryforwards, for both regular and alternative minimum tax.

The future net revenue information assumes no escalation of costs or prices, except for gas sales made under terms of contracts which include fixed and determinable escalation. Future costs and prices could significantly vary from current amounts and, accordingly, revisions in the future could be significant.

OFFICERS

Richard T. Williams
Chief Executive Officer

Jeffrey R. Bailey
President

Robert M. Carter
President of Tengasco
Pipeline Corporation

Mark A. Ruth
Chief Financial Officer

Cary V. Sorensen
General Counsel; Secretary

Sheila F. Sloan
Treasurer

FORWARD LOOKING STATEMENTS

Forward-looking statements made in this report are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties which may cause actual results to differ from anticipated results, including risks associated with the timing and development of the Company's reserves and projects as well as risks of downturns in economic conditions generally, and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.

Annual Report Design
Target Market Development
Brentwood, Tennessee

BOARD OF DIRECTORS

Joseph E. Armstrong
Chairman of the Board
State Representative
Knoxville, Tennessee

Stephen W. Akos
First Vice President
Institutional Fixed Income Sales
Robert W. Baird & Co.
St. Louis, Missouri

Jeffrey R. Bailey
President
Tengasco, Inc.
Knoxville, Tennessee

John A Clendening
Consulting Geologist
Maryville, Tennessee

Robert L. Devereux
Attorney At Law
Devereux Murphy LLC
St. Louis, Missouri

Bill L. Harbert
Retired
Bill Harbert International Construction
Birmingham, Alabama

Peter E. Salas
President
Dolphin Asset Management Corporation
New York, New York

Charles M. Stivers,
Certified Public Accountant
Charles M. Stivers C.P.A
Manchester, Kentucky

Richard T. Williams
Chief Executive Officer
Tengasco, Inc.
Knoxville, Tennessee

SHAREHOLDER INFORMATION

Corporate Headquarters
Medical Arts Building
603 Main Avenue, Suite 500
Knoxville, TN 37902
865-523-1124

Counsel
Robson, Ferber, Frost
Chan & Essner, LLP
530 Fifth Avenue
New York, NY 10036
212-944-2200

Independent Auditors
BDO Seidman, LLP
285 Peachtree Center Avenue
Suite 800
Atlanta, GA 30303
404-688-6841

Transfer Agent and Registrar
Mellon Investor Services, LLC
85 Challenger Road
Overpeck Centre
Ridgefield Park, NJ 07660
888-213-0965
www.melloninvestor.com

Stock Exchange Listing
American Stock Exchange
Ticker Symbol: TGC

Form 10-K
Management's discussion and analysis of financial Conditions and results of its 2002 operations, along with the quantitative and qualitative market risks faced by the Company are discussed in the Company's Annual Report of Form 10-K for the year ended December 31, 2002, a copy of which has been provided to you with this Report. A copy of the exhibits to the 10-K will be supplied to any shareholder upon request at the actual cost of copying.

World Wide Web
For more information about Tengasco, visit Our website at: www.tengasco.com

Annual Meeting
The annual meeting of the Stockholders will be held Friday, June 27, 2003 in the Imperial Room, 4th floor, Westin New York Hotel at Times Square, 270 West 43rd Street, New York, New York 10036.

Range of High and Low Closing Prices for Shares of Common Stock

The prices shown have been retroactively adjusted to take into account the 5% stock dividend declared by the Company during Fiscal 2002.

	2002		2001	
	High	Low	High	Low
First Quarter	$8.19	$5.80	$14.20	$ 9.69
Second Quarter	6.49	2.71	15.01	11.16
Third Quarter	3.45	2.20	13.69	7.60
Fourth Quarter	2.90	1.05	10.54	7.39

As of March 31, 2003 the number of shareholders of record of the company's common stock was 205, and management believes that there are approximately 2,387 beneficial owners of the Company's common stock.

Dividends

The Company under its credit agreement with Bank One is presently restricted from paying dividends without Bank One's consent. The Company did not pay any dividends with respect to Company's common stock in 2002 and has no present plans to declare any further dividends with respect to its common stock.



603 Main Avenue • Suite 500
Knoxville, TN 37902
Tel 865.523.1124 • Fax 865.523.9894
www.tengasco.com